Exhibit 4.41
Order of the Secretary for Transports and Public Works no. 25/2008
In the use of the power granted by article 64 of the Basic Law of the Macau Special Administrative Region and under the terms of articles 29.1 paragraph c), 49 and subsequent several articles and 57.1, paragraph a) of Law no. 6/80/M, of 5 July, the Secretary for Transports and Public Works orders:
1. It is granted, by way of lease, being waived the requirement for public tender procedures, pursuant to the terms and conditions set forth in the attached contract, which forms part of this order, the plot of land with 113,325 sq. m., located in Taipa, near Estrada do Istmo, in the reclaimed area between Taipa and Coloane, to develop a hotel complex.
2. This order shall be immediately effective.
11 August 2008.
The Secretary for Transports and Public Works, Lau Si Io.

ANNEX
(File no. 6 444.01 of the Land, Public Works and Transportation Bureau and File no. 71/2006 of the
Land Commission)
Contract entered into between:
The Macau Special Administrative Region, as first grantor; and
The company “Melco Crown (COD) Developments Limited”, as second grantor;
The company “Melco Crown Gaming (Macau) Limited”, as third grantor.
Whereas:
1. By an application submitted on 15 December 2004, the company “Melco Hotels and Resorts (Macau) Limited” with registered office at Avenida Xian Xing Hai, no. 105, Edifício Zhu Kuan, 19th floor, A-C and K-N, in Macau, registered with the Commercial and Movable Property Registry under no. 19157 (SO), requested the concession, by way of lease, being waived the requirement for public tender procedures, the plot of land with 114,500 sq.m., located in the reclaimed area between Taipa and Coloane (COTAI), near Estrada do Istmo and the Macau University of Science and Technology, to develop a hotel complex named “City of Dreams”, in accordance with the development strategy for the gaming and tourism sectors.

2. Pursuant to the development plan submitted with the application, the aforementioned complex, to be developed in two phases, within a period of 5 years, shall include 9 towers for hotels, apartment hotels, logistic support services, gaming areas and casino, leisure equipments, retail and parking area, being the total amount of investment around 6,800,000,000 patacas.
3. The aforementioned development plan was reviewed by the relevant subunits of the Land, Public Works and Transports Bureau (“Direcção dos Serviços de Solos, Obras Públicas e Transportes” or “DSSOPT”), by the Infrastructures Development Bureau (“Gabinete para o Desenvolvimento de Infra-estruturas” or “GDI”), by the Civil Aviation Authority (“Autoridade de Aviação Civil” or “AAC”) and by the Tourism Services Bureau (“Direcção dos Serviços de Turismo” or “DST”), and such entities have issued technical opinions determining that certain conditions be met, namely with regard to the altimetric elevation of the construction, which shall be lower than 160 meter MSL.
4. Subsequently, by way of an application submitted on 4 February 2005, based on market reasons, the applicant presented a preliminary study for the amendment of the development plan which, although maintaining the original theme of the “City of Dreams” hotel complex, changes the distribution of areas per hotel, reduces the gross construction areas and the height of almost all hotel towers, in order to comply with AAC’s instructions.
5. Upon appraisal of the project, DSSOPT evaluated the merit of the request and issued a favorable opinion to its approval, taking into consideration the value of the investment and the advantages it represents for the tourism sector and for the global development of the COTAI area, and defined the conditions to be met by the concession, of which conditions being set forth in the draft contract.
6. Considering that the applicant is not the holder of a concession or subconcession for the operation of games of fortune and chance or other games in casino in the Macau Special Administrative Region (“Região Administrativa Especial de Macau” or “RAEM”), the parcels to be allocated to casino and gaming areas were, in this phase, considered as hotel areas.
7. The granting of the aforementioned gaming concession shall cause the separation and reversion to RAEM’s private domain of the parcel with an area of 73,546 sq.m, which forms part of the plot of land registered with the Real Estate Registry (“Conservatória do Registo Predial” or “CRP”) under no. 23053, granted by way of lease to the company named “A Elite — Sociedade de Desenvolvimento Educacional, S.A.”, pursuant to the Order of the Secretary for Transports and Public Works no. 52/2001, published in the Macau Official Gazette no. 27 II Series, of 4 July 2001.

8. Notwithstanding, upon acceptance by the applicant company of the conditions set forth in the draft contract, by a declaration submitted on 17 October 2006, the procedure followed its terms, and the Land Commission, in its session of 23 November 2006, issued a favorable opinion to the granting of the application, which was confirmed by the order of the Head of the Executive of 16 March 2007.
9. Meanwhile, on 18 October 2006, the applicant company submitted a new architecture amendment project, according to which the gross construction area is increased and the hotels’ categories are changed, which was considered to be subject to conditioned approval, upon compliance with certain technical requirements, by order of the head of DSSOPT of 27 February 2007.
10. In view of the above, and given that the aforementioned parcel of 73,546 sq.m had not reverted to RAEM’s private domain yet, it was not possible to complete the procedure.
11. Moreover, on 8 September 2006 a contract of subconcession for the operation of games of fortune and chance or other games in casino in the RAEM was entered into between the company Wynn Resorts (Macau) S.A. and “PBL Diversões (Macau), S.A.”, which name was subsequently changed to “Melco PBL Gaming (Macau) Limited”, having such amendment been authorized and confirmed by the RAEM government.
12. Pursuant to the investment plan attached to the above referred subconcession contract, which forms part thereof, the subconcessionaire undertook to execute a resort-hotel-casino complex in the plot of land with an area of 113,325 sq.m, located in the COTAI area, near Estrada do Istmo and the Macau University of Science and Technology, having such concession been requested by “Melco Hotels and Resorts (Macau) Limited”, a company owned in 96% by the subconcessionaire and by another subsidiary of the PBL Entertainment (Macau) Limited Group.
13. Thus, by an application submitted on 10 May 2007, the company “Melco Hotels and Resorts (Macau) Limited” requested the inclusion of the subconcessionaire “Melco PBL Gaming (Macau) Limited” as part to the concession contract of the referred plot of land, so as to ensure the transfer to such company of the parcel to be affected to the casino, as well as the amendment of the clauses of such contract as regards the development and purpose of the land, the gross construction areas per purpose and the rent with regard to such purposes.

14. The applicant company further informed that the subconcessionaire “Melco PBL Gaming (Macau) Limited” had already requested to the Gaming Inspection and Coordination Bureau (“Direcção da Inspecção e Coordenação de Jogos” or “DICJ”) that the investment to be performed by the subconcessionaire in the Resort-Hotel-Casino, set forth in item 1 of the investment plan attached to the subconcession agreement, be performed by “Melco Hotels and Resorts (Macau) Limited” and that the expenses to be made with the execution of the project be considered for purposes of compliance with the subconcessionaire’s obligations under the aforementioned investment plan.
15. The company “Melco PBL Gaming (Macau) Limited” has its registered office at Avenida Dr. Mário Soares, no. 25, Edifício Montepio, 1st floor, unit 13, in Macau and is registered with the Commercial and Movable Property registry under no. 24325 (SO).
16. The aforementioned request for indirect performance of the investment was authorized by order of the Secretary for Economy and Finances of 1 June 2007.
17. In this context, having obtained the opinion of DICJ, DSSOPT amended the draft concession contract and such amendment was approved by the company “Melco Hotels and Resorts (Macau) Limited”, which in the meantime changed its name to “Melco PBL (COD) Developments Limited”, and by the company “Melco PBL Gaming (Macau) Limited”, by declaration submitted on 6 November 2007.
18. The procedure was, once again, submitted to the Land Comission which, gathered in its session of 19 November 2007, issued a favorable opinion to the granting of the application.
19. The opinion of the Land Commission was confirmed by the Head of the Executive, by order on 21 January 2008.
20. The plot of land which is the object of the concession, with an area of 113,325 sq.m, is identified with letters “A” and “B” in the property map no. 6328/2005, issued by the Cartography and Cadastral Services Bureau (“Direcção dos Serviços de Cartografia e Cadastro” or “DSCC”), in 7 November 2006.
21. Parcel “A” forms part of the property registered with the Real Estate Registry under no. 23053, and parcel “B” is not registered with the Real Estate Registry.

22. Under the terms and for the purposes of article 125 of Law no. 6/80/M, of 5 July, the conditions of the contract attached to this order were notified to the applicant companies and explicitly accepted by them, in accordance with the declarations submitted on 11 February 2008, executed by Gary Wayne Saundus, married, of American nationality, with domicile at 9004 Players Club Drive, Las Vegas, NV, 89134, United States of America and Chung, Yuk Man, married, of Chinese nationality, with domicile at Flat B, 31/F, Block 4, The Grand Panorama, 10 Robinson Road, Midlevels, Hong Kong, both in the capacity of directors and in representation of the company “Melco PBL (COD) Developments Limited” and Ho, Lawrence Yau Lung, married, of Canadian nationality, with domicile in Macau, at Avenida Zhu Kuan, 19th floor, A-C and K-N, in the capacity of attorney of the company “Melco PBL Gaming (Macau) Limited”, capacity and powers verified by Hugo Ribeiro Couto Private Notary Office, in accordance with the recognition drawn up in the referred declarations.
23. The payment of the premium referred to in paragraph 1) of clause 9.1 of the contract was paid in the Macau Tax Office on 11 February 2008 (income no. 13136), as per contingent income invoice no. 10/2008, issued by the Land Commission on 31 January 2008, a copy of which is filed in such Commission.
24. On 16 July 2008, the company “Melco PBL (COD) Developments Limited”, informed that its Portuguese name had been altered to “Melco Crown (COD) Desenvolvimentos, Limitada” (in English, “Melco Crown (COD) Developments Limited”) maintaining its Chinese name and, therefore, requested that the new name be mentioned in the order which shall constitute title of the concession contract.
25. Moreover, according to a DICJ letter of 24 June 2008, the Secretary for Economy and Finances authorized the amendment to the name of the subconcessionaire for the operation of games of fortune and chance or other games in casino in the RAEM to “Melco Crown Jogos (Macau) S.A.” (in English, “Melco Crown Gaming (Macau) Limited”).
Clause One — Object of the Contract
1. By means of the present contract the first grantor grants to the second grantor under lease and being waived the requirement for public tender procedures, of the plot of land with an overall area of 113,325 sq.m (one hundred and thirteen thousand three hundred and twenty five square meters), located in Taipa, near Istmo Street, in the reclaimed area between Taipa and Coloane (COTAI), with the given value of $842,134,033.00 (eight hundred forty two million one hundred and thirty four thousand and thirty three patacas), marked with letters “A” and “B” in the map no.: DSCC 6328/2005, of 28 January 2008, which is an integral part of this contract, hereinafter simply referred to as the plot of land.
2. The registration status of the two parcels of land which compose the plot of land is the following: the parcel marked with letter “A” in the said map, with an area of 73,546 sq.m (seventy three thousand five hundred and forty six square meters), is registered with the Real Estate Registry (“Registry”) under no. 23053; and the parcel marked with letter “B” in the same map, with an area of 39,779 sq.m (thirty nine thousand seven hundred and seventy nine square meters), is not registered with the Registry.

Clause Two — Term of Lease
1. The lease is valid for a term of 25 (twenty-five) years, commencing on the date of publication in the Official Gazette of the order which shall constitute the title of the present contract.
2. The lease term indicated in the preceding paragraph, may be successively renewed in accordance with applicable laws.
Clause Three — Development and Purpose of Plot of Land
1. The plot of land shall be developed with the construction of a hotel complex incorporating several buildings, under strata title, with the following gross floor areas for each authorized usage:

Casino	with gross construction area of 2,200 sq.m
5 star Hotel	with gross construction area of 260,956 sq.m
4 star Hotel	with gross construction area of 46,920 sq.m
5 star Apartment Hotel	with gross construction area of 106,882 sq.m
Parking ( 5 star Hotel)	with gross construction area of 43,182 sq.m
Parking (4 star Hotel)	with gross construction area of 1,928 sq.m
Parking (5 star Apartment Hotel)	with gross construction area of 7,353 sq.m
External area	with an area of 45,735 sq.m
2. The areas mentioned in the preceding paragraph may be subject to rectification, upon inspection, for the purpose of issuance of the occupancy license.
Clause Four — Transfer of Separate Unit
1. The second grantor undertakes to transfer in favour of the third grantor the independent unit to be erected as an entertainment venue within the building, by means of a public deed to be executed within 30 days after registration of the separate unit of the building, to which the following value is given MOP3,748,250.00 (three million seven hundred and forty eight thousand two hundred and fifty patacas)
2. The second grantor should submit to the first grantor a document evidencing the transfer mentioned in the preceding paragraph.
Clause Five— Rent
1. During the construction period for development of the land, the second grantor shall pay an annual rent of $ 30.00 (thirty patacas) per granted square meter, in the total amount of $ 3,399,750.00 (three million three hundred ninety nine thousand seven hundred and fifty).
2. Upon conclusion of the construction of the development project it shall pay a rent in the total amount of MOP7,236,350 (seven million two hundred and thirty six thousand three hundred and fifty patacas) resulting from the following:

1) Casino
2,200 m2 x MOP15.00/ sq.m	MOP33,000

2) 5 star Hotel
260,956 m2 x MOP15.00/sq.m	MOP3,914,340.00

3) 4 star Hotel
46,920 m2 x 15.00/ sq.m	MOP 703,800.00

4) 5 star Apartment Hotel
106,882 m2 x MOP15.00/ sq.m	MOP 1,603,230.00

5) Parking (5 star Hotel)
43,182 m2 x MOP10.00/ sq.m	MOP431,820.00

6) Parking (4 star Hotel)
1,982 m2 x MOP10.00/ sq.m	MOP19,280.00

7) Parking (5 star Apartment Hotel)
7,353 m2 x MOP10.00/ sq.m	MOP73,530.00

8) External area
45,735/m2 x MOP10.00/ sq.m	MOP457,350.00
3. The rents shall be revised every five years, as of the publication in the Official Gazette of the Order constituting the title of the present contract, notwithstanding the immediate application of new rent amounts provided in legislation that may be published while this contract is in force.
Clause Six— Term of Development
1. The development of the plot of land shall be made within the overall term of 60 (sixty) months, as of the date of the publication in Official Gazette of the Dispatch approving the present contract.
2. The term provided in the previous paragraph includes the period necessary for the submission of the design documents by the second grantor and their assessment by the first grantor.
Clause Seven — Fines
1. In case of noncompliance with the term provided in the preceding clause, the second grantor shall be liable to a fine up to the amount of $ 5,000.00 (five thousand Patacas) for each day of delay, up to 60 (sixty) days; beyond 60 (sixty) days and up to an overall maximum period of 120 (one hundred and twenty) days, the second grantor is liable to a fine up to the double of that amount, except if there are special reasons, which are duly justified, and accepted by the first grantor.
2. The second grantor shall not be held liable in case of Force Majeure or other relevant facts, which are in accordance with evidence, out of its control.
3. Force Majeure cases are those that exclusively result of events which are unpredictable and unstoppable.
4. For the purposes of paragraph no. 2 above, the second grantor is obliged to serve a written notice to the first grantor, as soon as possible, communicating the occurrence of the referred facts.
Clause Eight— Security
1. Pursuant to Article 126 of Law 6/80/M, of July 5, the second grantor shall give a security in the amount of $3,399,750.00 (three million three hundred and ninety nine thousand seven hundred and fifty Patacas) by means of a deposit or bank guarantee acceptable to the First Grantor.

2. The value of the security hereinbefore referred shall always be updated in the same proportion as the relevant annual rent.
3. The security referred in the above paragraph 1 shall be returned by the Macau Finance Department to the Second Grantor, at its request, after exhibition of the building’s occupancy permit issued by the DSSOPT.
Clause Nine — Premium of the Contract
The Second Grantor shall pay the First Grantor, as premium for the agreement, the overall amount of $ 842,134,031.00 (eight hundred and forty two million, one hundred and thirty four thousand and thirty one patacas), in the following manner:
(1) $300,000,000.00 (three hundred million patacas), upon the submission of the declaration of acceptance of the terms of the present contract, in accordance with the template approved by the Chief Executive.
(2) The remaining part of the premium, in the amount of $ 542,134,031.00 (five hundred and forty two million one hundred and thirty four thousand and thirty one patacas), which shall accrue interest at the annual rate of 5%, shall be paid in 9 (nine) bi-annual installments, in the same amount of capital and interest, in the amount of $ 68,014,449.00 (sixty eight million fourteen thousand four hundred and forty nine patacas) each, the first installment being payable 6 (six) months after the publication in the Official Gazette of the order constituting the title of the present contract.
Clause Ten— Remaining Materials of the Plot of Land
1. The second grantor is expressly forbidden from removing from the plot of land, without prior written authorization of the first grantor, any materials such as land, rock and sand, arising from the excavation of the foundations and leveling of the plot of land.
2. The first grantor shall authorize the removal only of the materials that may not be utilized in the plot of land or that are not susceptible of another usage.
3. The materials removed with authorization from the first grantor shall always be deposited in a place to be determined by the first grantor.
4. The noncompliance with the stipulated in the present clause and without prejudice of compensation to be determined by the DSSOPT experts in relation to the materials effectively removed, the second grantor is subject to the following penalties:
1) 1st offense: $ 20,000.00 to $ 50,000.00;
2) 2nd offense: $ 51,000.00 to $ 100,000.00;
3) 3rd offense: $ 101,000.00 a $ 200,000.00;
4) from the 4th offense the first grantor has the right to terminate the contract.

Clause Eleven— Occupancy Permit
The building’s occupancy permit shall be issued only after the presentation of evidence that the premium referred in Clause Nine above has been fully paid.
Clause Twelve— Transfer
1. The transfer of any rights or obligations arising out of the present land lease grant, due to its nature, shall be dependent upon the authorization of the first grantor and the transferee shall be subject to provisions of the terms and conditions provided for in the present contract.
2. In order to guarantee the necessary financing for the project, the second grantor may draw a voluntary mortgage over the lease rights hereby granted in favor of any credit institution of or with registered office in the Macau Special Administrative Region, in accordance with Article 2 of the Decree-Law N.º 51/83/M, of December 26.
Clause Thirteen— Supervision
During the development period, the second grantor shall permit the access to the leased plot of land and construction sites, to any representatives of Government departments that may appear there in the performance of their supervisory activities, giving them the necessary assistance and means to succeed in the performance of their duties.
Clause Fourteen— Lapse
1. The present contract shall lapse in the following cases:
1) After the expiry term to which the aggravated fine provided in clause seven;
2) Unauthorized change of the purpose of the land grant, before the completion of the development of the land;
3) Interruption of the development of the plot of land for a period which is greater than 90 (ninety) days, except in case there are special reasons, which are duly justified and accepted by the first grantor.
2. The lapse of this contract is declared by order of the Chief Executive, to be published in the Official Gazette.
3. The lapse of this contract shall result in the reversion of the plot of land to the first grantor, free and vacant, without payment of any compensation to the second grantor.
Clause Fifteen— Rescision
1. The present contract may be rescinded upon the occurrence of any of the following events:
1) Default on the punctual payment of rent;
2) Unapproved change of the development of the land and/or the purpose of the land grant, upon the completion of the development of the land;
3) Transfer any rights or obligations arising out of the land grant, in breach of clause 12;
4) Noncompliance with the obligations provided in Clause 9;
5) Noncompliance with the obligations provided in Clause 10 four times or above repeatedly.

2. The rescission of the contract shall be declared by Order of the Chief Executive, to be published in the Official Gazette.
Clause Sixteen— Reversion of the Casino
The termination of the subconcession for operation of games of fortune and chance and other games in casino granted to the third grantor through contract executed on 8 September 2006, between Wynn Resorts (Macau) Limited and the third grantor, due to time elapse or other cause therein stated, implies the automatic and free reversion of the casino unit, without any charges or encumbrances to the first grantor, as well as all gaming equipment, even if located outside the casino.
Clause Seventeen— Jurisdiction
The Judicial Court of Macau shall have jurisdiction to resolve any disputes arising out of the present contract.
Clause Eighteen— Applicable Law
In case of omissions, the present contract is governed by Law No. 6/80/M of July 5th, and other applicable legislation.
[Property Map]